Filed Pursuant to Rule 424(b)(2)

File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated November 27, 2013 AMENDED AND RESTATED PRICING SUPPLEMENT No. 383 dated December , 2013 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K
Floating Rate Notes Notes Linked to the Consumer Price Index due December 11, 2023

■	Monthly interest payments linked to the All Items Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average before seasonal adjustment

■	The per annum rate of interest payable on the notes will be reset monthly and will be equal to the year-over-year percentage change in the Index plus 0.85%, but in no event will be less than 0.00% per annum for any monthly interest period

■	Term of approximately 10 years

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

On the date of this preliminary pricing supplement, the estimated value of the notes is approximately $959.00 per note. While the estimated value of the notes on the pricing date may differ from the estimated value set forth above, we do not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the notes on the pricing date be less than $935.90 per note. The estimated value of the notes was determined for us by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to us or to Wells Fargo Securities, LLC or any of our other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the notes from you at any time after issuance. See “Investment Description” in this pricing supplement.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-9.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$12.50	$987.50
Total

(1)

The agent discount will not be more than $12.50 per note. Wells Fargo Securities, LLC, a wholly-owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal. See “Investment Description” in this pricing supplement for further information.

Wells Fargo Securities

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Investment Description

The Notes Linked to the Consumer Price Index due December 11, 2023 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

PRS-2

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Investment Description (Continued)

The original offering price of each note of $1,000 includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount, (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to our conventional debt of the same maturity, as well as our liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than the interest rates implied by secondary market prices for our debt obligations and/or by other traded instruments referencing our debt obligations, which we refer to as our “secondary market rates.” As discussed below, our secondary market rates are used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The estimated value of the notes as of the pricing date will be set forth in the final pricing supplement.

Determining the estimated value

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on its proprietary pricing models. Based on these pricing models and related market inputs and assumptions referred to in this section below, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on a reference interest rate, determined by WFS as of a recent date, that generally tracks our secondary market rates. Because WFS does not continuously calculate our reference interest rate, the reference interest rate used in the calculation of the estimated value of the debt component may be higher or lower than our secondary market rates at the time of that calculation.

WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including the “derivative component factors” identified in “Risk Factors—The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.” These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes determined by WFS is subject to important limitations. See “Risk Factors—The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers” and “—Potential Conflicts Of Interest Could Arise Between You And Us.”

Valuation of the notes after issuance

The estimated value of the notes is not an indication of the price, if any, at which WFS or any other person may be willing to buy the notes from you in the secondary market. The price, if any, at which WFS or any of its affiliates may purchase the notes in the secondary market will be based upon WFS’s proprietary pricing models and will fluctuate over the term of the notes due to changes in market conditions and other relevant factors. However, absent changes in these market conditions and other relevant factors, except as otherwise described in the following paragraph, any secondary market price will be lower than the estimated value on the pricing date because the secondary market price will be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging

PRS-3

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Investment Description (Continued)

transactions. Accordingly, unless market conditions and other relevant factors change significantly in your favor, any secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates purchases the notes from you at any time up to the issue date or during the 6-month period following the issue date, the secondary market price will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs, which includes the projected profit that is expected to accrue over time but does not include the agent discount, is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 6-month period. We expect that this increase will also be reflected in the value indicated for the notes on any brokerage account statements.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although WFS and/or its affiliates may buy the notes from investors, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop.

PRS-4

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Investor Considerations

We have designed the notes for investors who:

¡

seek an investment with a floating per annum interest rate that will be reset monthly and will be equal to the lagging year-over-year percentage change in the All Items Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average before seasonal adjustment (the “Index”) plus 0.85%, subject to the minimum interest rate of 0.00% per annum for any monthly interest period;

¡	understand that during periods of deflation, as measured by the Index, the interest rate on the notes may be less than 0.85% per annum and may be as low as 0.00%; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡

are unwilling to purchase notes with an estimated value as of the pricing date that is lower than the original offering price and that may be as low as the lower estimated value set forth on the cover page;

¡	expect deflation, as measured by the Index, during the term of the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; or

¡	prefer the certainty of investments with fixed coupons and with comparable maturities issued by companies with comparable credit ratings.

PRS-5

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Terms of the Notes

Index:

All Items Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average before seasonal adjustment published by the Bureau of Labor Statistics of the U.S. Department of Labor (Bloomberg: CPURNSA) (the “Index”)

Pricing Date:	December 6, 2013.*
Issue Date:	December 11, 2013.* (T+3)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Stated Maturity Date:	December 11, 2023.* The notes are not subject to redemption by Wells Fargo or repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:	A holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:

The 11th day of each month, commencing January 11, 2014, and on the stated maturity date.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include January 10, 2014. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Accrued interest will be calculated by multiplying the principal amount of the notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by the number of calendar days in the calendar year in which such day falls.

Interest Rate:

The interest rate that will apply during an interest period will be equal to the sum of (A) 0.85% and (B) the percentage change in the level of the Index (which could be negative), expressed as a percentage and calculated as follows:

Ref CPIt – Ref CPIt-12

Ref CPIt-12

where,

•  the “Ref CPIt” is the level of the Index for the third calendar month prior to the calendar month of the interest determination date for such interest period (the “reference month”),

•  the “Ref CPIt-12” is the level of the Index for the twelfth calendar month prior to such reference month, and

•  the “interest determination date” for such interest period is the first day of such interest period;

provided, however, that the per annum interest rate for an interest period shall not be less than a minimum interest rate of 0.00%.

For example, with respect to the interest period beginning December 11, 2015 and the January 11, 2016 interest payment date, the Ref CPIt is the level of the Index for September 2015 and the Ref CPIt-12 is the level of the Index for September 2014.

We refer to the twelve-month period from Ref CPIt-12 to Ref CPIt as the “year-over-year reference period.”

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-6

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Terms of the Notes (Continued)

Discontinuance of the Index; Alteration of Method of Calculation:

If by 3:00 p.m., New York City time, on any interest determination date the Index is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”), the calculation agent will determine the Index as reported by the BLS for such month using such other source as appears on its face to accurately set forth the Index as reported by the BLS, as determined by the calculation agent.

In calculating Ref CPIt and Ref CPIt-12, the calculation agent will use the most recently available value of the Index determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of Ref CPIt and Ref CPIt-12 used by the calculation agent on any interest determination date to determine the interest rate on the notes (an “original CPI level”) is subsequently revised by the BLS, the calculation agent will continue to use the original CPI level, and the interest rate determined on such interest determination date will not be revised.

If the Index is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the Index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

Calculation Agent:	Wells Fargo Securities, LLC.

PRS-7

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Terms of the Notes (Continued)

Material Tax Consequences:

The tax treatment of the notes depends upon whether it is reasonably expected that the interest paid on the notes during the first half of the notes’ term will be significantly greater than or less than the interest paid on the notes during the second half of the notes’ term (“Front or Back Loaded”). We do not expect interest on the notes to be Front or Back Loaded and we intend to report payments on the notes in accordance with this position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming Wells Fargo’s position that interest on the notes is not expected to be Front or Back Loaded is respected, your notes will be treated as debt instruments subject to the rules applicable to variable rate debt instruments for U.S. federal income tax purposes. This opinion assumes that the description of the terms of the notes in this preliminary pricing supplement is materially correct.

If your notes are treated as variable rate debt instruments, you will generally be taxed on any interest on the notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. If you sell or exchange your notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. We urge you to read the section entitled “United States Federal Income Tax Considerations” below on page PRS-15 below for a more detailed discussion of the rules governing variable rate debt instruments.

Because the Internal Revenue Service could disagree with Wells Fargo’s determination that interest on the notes is not reasonably expected to be Front or Back Loaded, it is possible that the Internal Revenue Service could assert that the notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the notes were to be so treated, you would likely be required to include amounts of ordinary income in respect of your notes prior to your receipt of cash attributable to such income. We urge you to read the section entitled “United States Federal Income Tax Considerations—Alternative Treatment” on page PRS-16 below for a more detailed discussion of the rules governing contingent payment debt instruments and to discuss the possibility of such treatment with your tax advisor.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Agent:

Wells Fargo Securities, LLC. The agent expects to make a profit by selling, structuring and, where applicable, hedging the notes. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $12.50 per note.

Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	94986RSD4

PRS-8

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

In Periods Of Little Or No Inflation, The Interest Rate Will Be Approximately Equal To 0.85% Per Annum, And In Periods Of Deflation, The Interest Rate Will Be Less Than 0.85% And Could Be As Low As Zero.

Interest payable on the notes is linked to year-over-year changes in the level of the Index for the lagging year-over-year reference period relating to each interest payment date. If the Index remains approximately constant over a particular year-over-year reference period, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the related interest payment date at a rate of approximately 0.85% per annum. If the Index decreases in a particular year-over-year reference period, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment date at a rate that is less than 0.85% per annum. If the Index declines by a percentage equal to or greater than 0.85% in a particular year-over-year reference period, investors in the notes will not receive any interest on the related interest payment date.

The Interest Rate On The Notes May Be Lower Than The Rate Otherwise Payable On Conventional Debt Securities Issued By Us With Similar Maturities.

If there are only minimal increases, no changes or decreases in the Index measured monthly on a year-over-year basis, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a conventional debt security with the same maturity as the notes.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Estimated Value Of The Notes On The Pricing Date, Based On WFS’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.

The original offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the pricing date will be less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount, (ii) the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed funding rate that is generally lower than our secondary market rates. If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed funding rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.

The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions referred to above under “Investment Description—Determining the estimated value.” Certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from other dealers’ views, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes that would be determined by other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which WFS Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Secondary market prices, if any, for the notes will be based on WFS’s proprietary pricing models and will fluctuate over the term of the notes as a result of changes in the market and other factors described in the next risk factor. Any secondary market price for the

PRS-9

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Risk Factors (Continued)

notes will also be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Unless the factors described in the next risk factor change significantly in your favor, any secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates purchases the notes from you at any time up to the issue date or during the 6-month period following the issue date, the secondary market price will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs, which includes the projected profit that is expected to accrue over time but does not include the agent discount, is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 6-month period. We expect that this increase will also be reflected in the value indicated for the notes on any brokerage account statements.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the performance of the Index and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which we refer to as the “derivative component factors,” are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	Index. The value of the notes prior to maturity will be influenced by the current and projected year-over-year changes in the level of the Index.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates and in the yield curve in the U.S. markets.

•

Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of the Index. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of the Index during the period of time still remaining to the stated maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount payable at maturity.

•

Volatility Of The Index. Volatility is the term used to describe the size and frequency of fluctuations in the level of the Index. The value of the notes may be affected if the volatility of the Index changes.

In addition to the derivative component factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness, as reflected in our secondary market rates. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the level of the Index. Because several factors are expected to affect the value of the notes, changes in the level of the Index may not result in a comparable change in the value of the notes.

The Manner In Which The BLS Calculates The Index May Change In The Future And Any Such Change May Affect The Value Of The Notes.

There can be no assurance that the BLS will not change the method by which it calculates the Index. In addition, changes in the way the Index is calculated could reduce the level of the Index and lower the interest payments with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the Index is substantially altered or discontinued, a modified or substitute index may be employed to calculate the interest payable on the notes, and any such modification or substitution may adversely affect the value of the notes.

PRS-10

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

Risk Factors (Continued)

The Manner In Which Inflation Is Measured For Purposes Of The Notes May Differ From Other Measures Of Inflation In Important Ways.

The year-over-year percentage change in the level of the Index is just one measure of price inflation in the United States. This measure may not reflect the actual levels of inflation affecting holders of the notes. Moreover, this measure may be more volatile than other measures of inflation. The Index includes prices of all items measured by the BLS, including items that may be particularly volatile such as energy and food items. Significant fluctuations in the prices of these items may have a significant effect on changes in the Index and may cause the Index to be more volatile than similar indices excluding these items. Moreover, measuring the year-over-year percentage change in the level of the Index each month may result in a more volatile measure of inflation than alternative measures, such as the percentage change in the average level of the Index from one year to the next.

The Historical Levels Of The Index Are Not An Indication Of The Future Levels Of The Index.

The historical levels of the Index are not an indication of the future levels of the Index during the term of the notes. In the past, the Index has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the Index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the Index. Changes in the Index are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

One Of Our Affiliates Will Be The Calculation Agent And Has Calculated The Estimated Value Of The Notes And, As A Result, Potential Conflicts Of Interest Could Arise.

WFS, which is our affiliate and the agent for the distribution of the notes, will be the calculation agent for purposes of determining, among other things, the level of the Index in the event it is not published on Bloomberg page CPURNSA or selecting a substitute index in the event it is discontinued or substantially altered. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you. In addition, the estimated value of the notes set forth on the cover page of this pricing supplement was calculated for us by WFS.

PRS-11

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

The Index

All information contained in this pricing supplement regarding the Index is derived from publicly available information published by the BLS or other publicly available sources. Such information reflects the policies of the BLS as stated in such sources, and such policies are subject to change by the BLS. We have not independently verified any information relating to the Index. The BLS is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time. The consequences of the BLS discontinuing the Index are described in “Terms of the Notes—Discontinuance of the Index; Alteration of Method of Calculation.”

General

The Index, for purposes of the notes, is the All Items Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average before seasonal adjustment published monthly by the BLS. The BLS makes certain information regarding the Index data publicly available. This material may be accessed electronically by means of the BLS’s website at http://www.bls.gov/cpi/. No information contained on the BLS website is incorporated by reference into this pricing supplement.

According to the publicly available information provided by the BLS, the Index is a measure of the average change over time in the prices paid by urban consumers for a market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, education and communication, and other goods and services. User fees (such as water and sewer charges, auto registration fees, and vehicle tolls) and taxes (such as sales and excise taxes) that are directly associated with the prices of specific goods and services are also included in the Index. Taxes that are not directly associated with the purchase of consumer goods and services (such as income and social security taxes) and investment items such as stocks, bonds, real estate and life insurance are not included. The Index includes expenditures of almost all residents of urban or metropolitan areas, including professionals, the self-employed, the poor, the unemployed and retired persons, urban wage earners and clerical workers. The Index does not include the spending patterns of persons living in rural nonmetropolitan areas, farm families, persons in the armed forces, and those in institutions (such as prisons and mental hospitals). In calculating the Index, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States.

The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The Index is expressed in relative terms based on a reference period for which the level is set at 100 (currently the base reference period used by the BLS is 1982–1984). For example, because the Index for the 1982–1984 reference period is 100, an increase of 16.5 percent from that period would be shown as 116.5.

PRS-12

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

The Index (Continued)

Historical Information

We obtained the levels of the Index provided below from Bloomberg Financial Markets (“Bloomberg”) without independent verification. You can obtain the level of the Index at any time from Bloomberg. You may also obtain the level of the Index at any time from the BLS’s website, at http://www.bls.gov/cpi/. We make no representation or warranty as to the accuracy or completeness of information obtained from these sources. No information contained on the BLS website is incorporated by reference into this pricing supplement.

The following graph sets forth the levels of the Index for each month in the period from January 1995 through October 2013. The level of the Index for October 2013 was 233.546.

CPI Monthly Published Levels

PRS-13

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

The Index (Continued)

The following graph sets forth the levels of the Index as a percentage change on a rolling twelve-month basis from January 1995 through October 2013.

Historical Year-Over-Year Change

in Consumer Price Index

PRS-14

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of tax accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns the notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes,

•	a person that purchases or sells the notes as part of a wash sale for tax purposes,

•	a person subject to the alternative minimum tax, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The tax treatment of the notes depends upon whether it is reasonably expected that the interest paid on the notes during the first half of the notes’ term will be significantly greater than or less than the interest paid on the notes during the second half of the notes’ term (“Front or Back Loaded”). We do not expect interest on the notes to be Front or Back Loaded and we intend to report payments on the notes in accordance with this position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming Wells Fargo’s position that interest on the notes is not expected to be Front or Back Loaded is respected, your notes will be treated as debt instruments subject to the rules applicable to variable rate debt instruments for U.S. federal income tax purposes. This opinion assumes that the description of the terms of the notes in this preliminary pricing supplement is materially correct. Except as otherwise noted below under “—Alternative Treatment,” the discussion below assumes that the notes will be treated as variable rate debt instruments.

PRS-15

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

United States Federal Income Tax Considerations (Continued)

If your notes are treated as variable rate debt instruments, you will generally be taxed on any interest on the notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. If you sell or exchange your notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest.

If you purchase the notes at a price lower than the issue price, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the issue price, and if you so elect, you may be subject to the rules governing amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of these rules to you.

Alternative Treatment. Because the Internal Revenue Service could disagree with Wells Fargo’s determination that interest on the notes is not reasonably expected to be Front or Back Loaded, it is possible that the Internal Revenue Service could assert that the notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the notes were so treated, you would be required to accrue interest income over the term of your notes based upon a projected payment schedule constructed to produce the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes, even though these amounts might exceed the payments that are made on the notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year were to differ from the amounts shown on the projected payment schedule. You would recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. In general, your adjusted tax basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, and decreased by the projected amounts of payments with respect of your notes. Any gain you would recognize upon the sale, exchange or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you would have included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

Medicare Tax. For taxable years beginning after December 31, 2012, if you are an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (1) your “net investment income” for the relevant taxable year and (2) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on your circumstances). Your net investment income will include your gross interest income in respect of the notes and any net gains you recognize upon the sale, exchange or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare Tax to any gross interest income and net gains you recognize in respect of your investment in the notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including any amounts received upon the sale or exchange of notes that are attributable to accrued and unpaid interest) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	you are not a bank whose receipt of interest on your notes is described in Section 881(c)(3)(A) of the Code;

•	the interest is not effectively connected with the conduct of a trade or business within the United States; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service (the “IRS”) Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

PRS-16

Floating Rate Notes

Notes Linked to the Consumer Price Index due December 11, 2023

United States Federal Income Tax Considerations (Continued)

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest on the notes that is paid to you. If the interest is effectively connected with the conduct of a trade or business within the United States, you would not be subject to the 30% withholding tax provided you certify as required on IRS Form W-8ECI; however, you would be subject to United States federal income tax in the same manner as United States holders as described above, unless an applicable income tax treaty provides otherwise, and, if you are a corporation, you could be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In addition, you generally will not be subject to United States federal income tax on capital gain realized on the sale, exchange or maturity of the notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment in the United States).

If the first exception applies to you, you generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange or maturity of the notes) exceed capital losses allocable to United States sources. If the second exception applies to you, you generally will be subject to United States federal income tax with respect to such gain in the same manner as United States holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the IRS all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the IRS any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns.

If you are a non-United States holder of notes, we must report annually to the IRS and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-17